EXHIBIT 99.1

Kamada Announces Withdrawal of European Marketing Authorization Application for Inhaled Alpha-1-Antitrypsin
for Treatment of Alpha-1 Antitrypsin Deficiency Disease

US Phase 3 Pivotal Study Planned to Commence in 2018; Company Intends to Utilize Supplementary Data to be
Obtained from that Study to Resubmit MAA to EMA

Rehovot, Israel, June 22, 2017 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced that the Company has withdrawn the Marketing Authorization Application (MAA) for its proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD) with the European Medicines Agency (EMA).  Following extensive discussions with the EMA during recent months, Kamada concluded that the EMA does not view the data submitted to date as sufficient for approval of the MAA, and that the supplementary data needed for approval requires an additional clinical trial.

While the post-hoc data provided by the Company from the European clinical trial showed a statistically significant and clinically meaningful improvement in lung function, the EMA was of the opinion that an overall positive conclusion on the effect of inhaled AAT to treat AATD could not be reached based on that post-hoc analysis, and that the treatment of AATD patients with inhaled AAT should be further evaluated in the clinic in order to obtain comprehensive long-term efficacy and safety data.

Kamada is currently in advanced discussions with the U.S. Food and Drug Administration (FDA) in order to secure the approval of an Investigational New Drug (IND) application this year to conduct a U.S. Phase 3 pivotal study of inhaled AAT for the treatment of AATD that would begin in 2018.  Kamada intends to utilize the data to be obtained from that pivotal study to resubmit the MAA to the EMA.  Kamada will continue discussions with the EMA regarding the required data that would support the approval of the Company’s MAA.  Based on the substantial data set obtained to date, the extensive discussions with the EMA and FDA, as well as key opinion leaders in AATD, Kamada has a strong understanding of the indication, the method of treatment with an inhaled product and the key regulatory guidelines.

“While we are disappointed that the withdrawal of our MAA extends the timeline for the potential approval of inhaled AAT for AATD in Europe, we remain committed to the continued development of this product,” said Amir London, Chief Executive Officer.  “Based on the successful U.S. Phase 2 study concluded late last year and the positive lung function data from the European Phase 2/3 studies, we believe that inhaled AAT has the potential to be a safe and effective treatment for AATD, an area with significant unmet medical need.  We appreciate the strong support we continue to receive from patients and clinicians, as well as the transparent discussions with the EMA, and look forward to moving ahead with a U.S. Phase 3 pivotal clinical trial, once approved, as expeditiously as possible, which would allow us to utilize the supplementary data to be obtained from that study in order to resubmit our MAA to the EMA at an appropriate time thereafter.”

“Importantly, Kamada is the first and only company to date that has developed and completed a pivotal clinical program of an inhaled formulation of AAT for the treatment of this life-threatening orphan disease,” continued Mr. London.  “We are confident that the significant clinical and regulatory experience we have gained during recent years in the development of our inhaled AAT positions us well to design and execute a successful clinical trial and bring this promising product to the market in both the US and EU.”

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta (formerly Baxter International Inc.’s BioScience business and now part of Shire plc) and in other counties through local distributors.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed a pivotal Phase 2/3 clinical trials in Europe and a Phase 2 clinical trial in the U.S. for the treatment of AAT deficiency using our proprietary inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 pharmaceutical products in Israel that are manufactured by third parties.

Kamada Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or other markets in which Kamada operates or intends to operate, or further regulatory delays. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Kamada Contacts:
Gil Efron, Chief Financial Officer	ir@kamada.com
Bob Yedid, LifeSci Advisors	bob@lifesciadvisors.com	646-597-6989